July 16, 2014

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Mack-Cali Realty Corporation

Form 10-K for the year ended December 31, 2013

Filed on March 3, 2014

File No. 001-13274

Mack-Cali Realty, L.P.

Form 10-K for the year ended December 31, 2013

Filed on March 3, 2014

File No. 333-57103

Dear Mr. Telewicz:

On behalf of Mack-Cali Realty, L.P., (the “Operating Partnership”), and its general partner, Mack-Cali Realty Corporation (the “Corporation,” and together with the Operating Partnership, the “Registrants”), and in connection with the Annual Reports on Form 10-K for the year ended December 31, 2013 and the Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014 of the Registrants (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 7, 2014 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports. The Registrants intend to include the disclosures set forth in this letter in future filings commencing with their respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2014 that they intend to file on or about July 23, 2014.

Form 10-K for the year ended December 31, 2013 for Mack-Cali Realty Corporation

Financial Statements

Notes to Consolidated Financial Statements, page 82

1. Organization and Basis of Presentation, page 82

Allowance for Doubtful Accounts, page 87

1.                                      In future periodic filings, please revise your accounting policy to clarify how you determine your allowance for doubtful accounts.  Your revision should reflect the factors you consider when determining an allowance for individual receivables and groups of similar types of receivables.  Please provide us an example of your proposed disclosure.  This comment also applies to Mack-Cali Realty, L.P.

Response:             In future filings, each of the Registrants will revise their Allowance for Doubtful Accounts Policy as follows:

Management performs a detailed review of amounts due from tenants to determine if an allowance for doubtful accounts is required based on factors affecting the collectability of the accounts receivable balances. The factors considered by management in determining which individual tenant receivable balances, or aggregate receivable balances, require a collectability allowance include the age of the receivable, the tenant’s payment history, the nature of the charges, any communications regarding the charges and other related information. Management’s estimate of the allowance for doubtful accounts requires management to exercise significant judgment about the timing, frequency and severity of collection losses, which affects the allowance and net income.

3. Real Estate Transactions, page 90

Property Sales, page 93

2.                                      It appears that you have sold the Pennsylvania office portfolio to a joint venture that is partially owned by the registrant.  Please address the following:

a.                                      Please tell us how you determined it was appropriate to present the operations and the related gain from this portfolio as discontinued operations.  Please refer to paragraph 17 of ASC 205-20-55.

b.                                      Please clarify for us if you have recognized full profit on the sale of the Pennsylvania office portfolio and how you determined your accounting was appropriate.  Please refer to paragraph 47 of ASC 360-20-40.

c.                                       Please tell us how you determined that your retained subordinate equity interest should be recorded as zero.

d.                                      Please tell us how you account for the joint venture that acquired the office portfolio.

This comment also applies to Mack-Cali Realty, L.P.

Response:                                        Background:

On August 27, 2013, the Registrants sold their Pennsylvania office portfolio and three developable land parcels (“PA Portfolio”) to joint ventures controlled by affiliates of Keystone Property Group (“KPG”) for approximately $233 million:

$201 million in cash, a $10 million mortgage (the “Seller-Provided Loan”) on one of the properties ($8 million of which was funded at closing) and subordinated equity interests (the “Subordinated JV Interests”) in each of the properties being sold with capital accounts aggregating $22 million. Net sale proceeds from the sale aggregated $207 million which was comprised of the $233 million gross sales price less the Subordinated JV Interests of $22 million and $4 million in closing costs (collectively, the “PA Transaction”). The Seller-Provided Loan has a term of two years with a one year extension option and bears interest at LIBOR plus six percent.

The purchasers of the PA Portfolio were joint ventures (“PA Joint Ventures”) formed between the Registrants and KPG.  The Subordinated JV Interests in the PA Joint Ventures were subordinated to KPG receiving a 15 percent internal rate of return (“IRR”) after which the Registrants would receive a ten percent IRR on its subordinated equity and then all profit would be split equally.  In connection with these partial sale transactions, because the buyer received a preferential return, the Registrants only recognized profit to the extent that they received net proceeds in excess of their entire carrying value of the PA Portfolio, effectively reflecting the retained Subordinated JV Interests equity interest at zero.

In light of reduced expected holding periods for the PA Portfolio, the Registrants recorded impairment charges of $23.9 million in the second quarter of 2013 in order to reduce the carrying value of five of the PA Portfolio properties to their estimated fair market values.  Accordingly, the $43.2 million of net gain in 2013 attributable to the PA Transaction was calculated after the effect of the impairment charges.

Management reviewed the operating agreements for the PA Joint Ventures and based on the sufficiency of the amount of equity in the individual sales and the identification of no other terms that would indicate that the entities were variable interest entities (VIEs”) pursuant to ASC 810-10-25, concluded that the PA Joint Ventures were all voting interest entities.  Management observed that, in all cases, the entities are limited liability companies (“LLCs”) with the characteristics of partnerships and, in all cases, the managing member of each entity is KPG, which is the only other member in each of the PA Joint Ventures.  The LLC agreements provide for day-to-day management by the managing member, although the Registrants have some protective approval rights related to major decisions.  Accordingly, Management concluded that the Registrants did not control the PA Joint Ventures and would not be consolidating them.

Response to Staff Comment 2a:

Management determined that the PA Portfolio represented individual properties which were each components of an entity as they each had discrete cash flows and were eliminated from the ongoing consolidated operations of the Registrants upon consummation of the PA Transaction.  Management concluded that the operations and the related gain from the sale of the PA Portfolio would be presented as discontinued operations pursuant to ASC 205-20-45.

Management also considered the implementation guidance under ASC 205-20-55-3 (formerly EITF 03-13), which describes a four-step process for evaluating situations where there is some level of continuing involvement, as follows:

Step 1 — Are continuing cash flows expected to be generated by the on-going entity?

Management’s Evaluation:  Yes.  In connection with the PA Transaction, the Registrants retained several forms of continuing cash flows consisting of participation in management fees from the PA Portfolio, the Seller-Provided Loan and the Subordinated JV Interests in the PA Joint Ventures.

Step 2- Do the continuing cash flows result from a migration or continuation of the activities?

Management’s Evaluation:  No.  As a result of the PA Transaction, the Registrants fundamentally exited the suburban Philadelphia office market.  Office markets are largely geography-based and tenants generally would not be expected to migrate to other office markets easily.  Accordingly, there did not appear to be any expected migration of cash flows.  There also did not appear to be any continuation of activities by the Registrants as the PA Portfolio will be managed by KPG and the Registrants will merely provide entity-level oversight (i.e., the management fee to be received by the Registrants is very modest at 0.6 percent of gross cash flows and is more similar to an asset management fee rather than a property management fee).  Post-PA Transaction, the Registrants no longer provide property maintenance, management or leasing personnel to the PA Portfolio.  Accordingly, Management did not consider its entity-level oversight of the PA Portfolio as a direct participation. Based on ASC 205-20-55-13, Management also considered both the interest income to be received from the Seller-Provided Loan, especially considering the recourse guarantee provided by the other joint venture member, and the potential future distributions from its Subordinated JV Interests as indirect, and not direct interests.

Step 3 - Are the continuing cash flows significant?

Management’s Evaluation:  No.  Management considered the nature of its Subordinated JV Interests representing subordinated capital accounts of less than 10 percent of the stated purchase price for the PA Portfolio assets as an upside residual value.  Management believed that the stated capital accounts of its Subordinated JV Interests did not represent fair market value today but rather a share in future appreciation of the PA Portfolio, and that their current fair market value was less than the stated capital accounts.  Management observed that as a result of expecting substantially all of the cash flows from the operations of the PA Portfolio being used to cover the PA Portfolio’s mortgage debt service and only a portion of the current preferred returns on the other member’s equity, it is not expected that the Registrants would receive any distributions on its Subordinated JV Interests in the near term and likely not until the sale of any or all of the PA Portfolio properties.  Accordingly, Management believed that they would not receive in the aggregate or individually from each of the PA Portfolio properties more than 10 percent of the future cash flows of each property after considering the Registrants’ share of the management fees, the Seller-Provided Loan and the Subordinated JV Interests.  Accordingly, Management did not believe the Registrants’ aggregate participation to be significant to the cash flows of the disposed components.

Step 4 — Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

Management’s Evaluation:  No.  Pursuant to paragraph 17 of ASC 205-20-55, Management believes that the Registrants do not have significant continuing involvement in the operations of the PA Portfolio, as the rights provided to the Registrants by the operating agreements for the PA Joint Ventures and by the Seller-Provided Loan were protective in nature and do not permit the Registrants to significantly influence the day-to-day operations of the PA Portfolio, nor are the Registrants required to fund any future capital requirements of any of the PA Joint Ventures.

Conclusion: Based on the above, Management believes it is appropriate to treat the operations and the related gain from the PA Portfolio as discontinued operations upon consummation of the PA Transaction.

Response to Staff Comments 2b and 2c:

The Registrants recognized full profit on the sale of the PA Portfolio.  As a result of the considerations in recognizing full profit, the Registrant determined that its Subordinated JV Interests would be recorded as zero.  Management considered paragraph 47 of ASC 360-20-40, as well as related guidance, in reaching these conclusions, as follows:

Management evaluated the PA Transaction as a partial sale pursuant to ASC 360-20-40-46 to 49 (formerly SFAS 66 par 33-36-partial sale by seller) and the formation of a venture pursuant to ASC 970-323-30-3 (Formerly SOP 78-9- formation of a joint venture).

Under the terms of the PA Transaction, the Registrants received cash, provided the Seller-Provided Loan and received the Subordinated JV Interests.  The Registrants have no commitment to reinvest any of the sale proceeds received from the PA Transaction back into the PA Portfolio.

In a partial sale, when the seller retains an equity interest, the seller would generally recognize profit on the portion sold if it meets all of the general real estate sale criteria, as well as the criteria applying to a partial sale.  Management considered all of the general criteria for real estate sale accounting and concluded that the PA Transaction met the criteria for sale and full accrual accounting (before consideration of the additional criteria applicable to a partial sale).

Management also evaluated the criteria applicable to a partial sale. Management determined that the buyer (both KPG and the non-consolidated PA Joint Ventures) was independent of the seller and the collection of the sale proceeds was deemed reasonably assured (i.e., substantially all in cash or qualified seller financing).  Management observed that the Registrants had no requirement to support the PA Joint Ventures in excess of their Subordinated JV Interests. However, as the seller retained the Subordinated JV Interests and the buyer received preferences in and a return on its invested capital through its senior interests in the PA Joint Ventures, Management considered the guidance in ASC 360-20-40-49, as follows:

“If the seller is required to support the operations of the property after the sale, the accounting shall be based on the nature of the support obligation. For example, the seller may retain an interest in the property sold and the buyer may receive preferences as to profits, cash flows, return on investment, and so forth. If the transaction is in substance a sale, the seller shall recognize profit to the extent that proceeds from the sale, including receivables from the buyer, exceed all of the seller’s costs related to the entire property.”[emphasis added]

Management believes that the PA Transaction was in substance a sale based on the overall terms (i.e., primarily cash), However, because of the subordination of the retained Subordinated JV Interests, the gain was reduced under the guidance. In the PA Transaction, sale proceeds received by the Registrants exceeded the Registrants’ total carrying amount of each property in the PA Portfolio, and a net gain of approximately $43.2 million was recognized.  With the Registrants’ entire carrying amount of the PA Portfolio used in calculating the net gain on the portion sold, pursuant to ASC 360-20-40-49, there was no remaining basis for the Subordinated JV Interests in the PA Portfolio.

The resulting net gain pursuant to ASC 360-20-40-49 was less than the pro rata gain that would have resulted pursuant to ASC 360-20-40-47 had the interests retained by the Registrants been parri pasu with the buyer’s interests in the PA Portfolio.  Applying ASC 360-20-40-49 also resulted in a zero basis calculation for the Subordinated JV Interests. Management observes that this result was consistent with ASC 360-20-40-64 when there is seller participation in future profits from the property without risk of loss.

Response to Staff Comment 2d:

As previously indicated, the Registrants do not control the PA Joint Ventures and will not be consolidating them. These ventures are structured as LLCs accounted for as partnerships, and the Registrants are accounting for their interests in these ventures under the equity method.

4. Investments in Unconsolidated Joint Ventures, page 99

Stamford SM, LLC, page 100

3.                                     We note you hold an 80% interest in Stamford SM LLC and you share equally in decision-making on all major decisions.  Please tell us how you determined it was not necessary to consolidate this entity.  Your response should include, but not necessarily be limited to, how you resolve disagreements involving major decisions.  This comment also applies to Mack-Cali Realty, L.P.

Response:                                        Stamford SM LLC is a joint venture (the “Stamford JV”) between the Registrants and one other member, which was formed solely to acquire a senior mezzanine loan position (the “Mezz Loan”) in the capital stack of a 1.67 million square foot class A commercial real estate portfolio in Stamford, Connecticut (the “Stamford Property”).  The Stamford JV has no operations other than collecting the interest on its Mezz Loan investment and it does not have any debt financing.

The other member in the Stamford JV is more experienced with senior mezzanine loan investments than the Registrants. Shared decision-making rights of the members in the operating agreement of the Stamford JV allowed the joint venture to leverage that experience in the oversight of the venture’s sole investment.

Management determined that the Stamford JV did not meet the criteria to require it to be classified as a VIE pursuant to ASC 810-10-25. Accordingly, Management evaluated the Stamford JV for potential consolidation using the partnership voting model pursuant to ASC 810-20 (formerly EITF 04-5), as the other member holds certain substantive participating rights.

Although the Registrants are identified as the managing member in the operating agreement of the Stamford JV, the rights granted to them are only those necessary to carry out the business and objectives for which the venture was formed. The managing member alone has no authority over major decisions without approval by both members. Major decisions include selling joint venture assets, entering into or modifying any financing agreements, and modifying the Mezz Loan documents. The operating agreement of the Stamford JV contains no specific mechanism for the resolution of disputes between the members prior to the scheduled maturity in August 2014 of the Mezz Loan, which represents the only substantive decision for the venture’s expected operations.  After the maturity of the Mezz Loan, if the members of the Stamford JV fail to approve any action requiring the consent of both members and are unable to reach agreement on an appropriate course of action, a member may elect to exercise a customary buy/sell provision.

As both members of the Stamford JV are provided equal, shared rights to effectively participate in all significant decisions, Management determined that such rights would overcome any presumption of control of the Stamford JV by the Registrants.  Based on the assessment of shared control, Management concluded that the Registrants would not consolidate the Stamford JV but rather account for its investment on the equity method.

KPG-P 100 IMW JV, LLC, page 113

4.                                      We note your disclosure regarding KPG-P 100 IMW JV, LLC.  Please address the following:

a.                                      Please clarify the relationship between KPM-IMP, which owns 100 IMW Property, and the registrant’s ownership interest in KPG-MCG and KPG-P.

b.                                      It appears the registrant owns a 57.7677% interest in KPG-MCG which owns a 57.7024% interest in KPG-P.  Please tell us if the registrant consolidates KPG-MCG and KPG-P and how you made that determination.

This comment also applies to Mack-Cali Realty, L.P.

Response:                                        Response to Staff Comment 4a:

The relationship between KPG-IMW (property-owning entity), which owns the 100 IMW Property and KPG-MCG and KPG-P (collectively, the “JV Entities”) is as follows:

The Registrants own a 57.7677 percent interest in KPG-MCG, which in turn owns a 57.7024 percent interest in KPG-P.  KPG-P owns 100 percent of KPG-IMW, the property-owning entity. Based on this, effectively, the Registrants own a 33.3 indirect interest in KPG-IMW, the property-owning entity.

Response to Staff Comment 4b:

KPG-MCG and KPG-P are joint venture entities between the Registrants and other members formed to acquire a nine-story, approximately 400,000 square-foot office building in Philadelphia, Pennsylvania (“100 IMW Property”).

Management evaluated the potential consolidation of each ownership level of its interests in KPG-MCG and KPG-P (the two JV Entities). Management determined that the Registrants would not be consolidating either of KPG-MCG or KPG-P based on the following:

Management evaluated each of KPG-MCG and KPG-P and determined that neither of them met the criteria to require them to be classified as a VIE pursuant to ASC 810-10-25.  As Management determined that these JV Entities were not VIEs, they subsequently evaluated them for potential consolidation using the partnership voting model pursuant to ASC 810-20 (Formerly EITF 04-5).

In its evaluation, Management observed that the Registrants were not the managing member of either of KPG-MCG and KPG-P, pursuant to their respective operating agreements.  As another member was the managing member, it was noted that the rights granted to the managing member were primarily administrative (i.e. operate the entities in accordance with the approved business plans and budgets requiring approval by all members, etc.).  Pursuant to the operating agreements, the managing member is required to seek the consent of the Registrants in writing on all major decision-making actions. However, if the Registrants fail to respond to the written notice for consent or action within the four-day period (for non-emergency) or two-day period (for emergency, as reasonably determined by the managing member), then such action requested shall be deemed approved by the Registrants and the other non-managing member.

As KPG-IMW (the property-owning entity) is wholly-owned by KPG-P, it is being consolidated by KPG-P.  However, based on the voting rights terms of the operating agreements of both KPG-MCG and KPG-P, as described above, Management concluded that the Registrants are not consolidating either KPG-MCG or KPG-P.

8. Senior Unsecured Notes, page 116

5.                                      Please enhance your disclosure to state whether you met your debt covenants as of period end.  This comment also applies to Mack-Cali Realty, L.P.

Response:             The Registrants were in compliance with their debt covenants as of December 31, 2013.  In future filings, the Registrants will enhance disclosure to indicate whether they are in compliance with their debt covenants as of each period end.

Form 10-Q for the quarterly period ended March 31, 2014 for Mack-Cali Realty Corporation

Financial Statements

Consolidated Statements of Cash Flows, page 7

6.                                      We note that your dividends and distributions exceeded your cash provided by operating activities for the period.  In future filings, to the extent material, please expand your MD&A liquidity section to disclose the sources of cash used to fund this shortfall.  This comment also applies to Mack-Cali Realty, L.P.

Response:                                        In future filings, to the extent material, should the dividends and distributions for the period exceed cash provided by operating activities, the Registrants will expand the MD&A liquidity section to disclose the sources of cash used to fund this shortfall.

On behalf of the Corporation and the Operating Partnership, I hereby confirm that the Corporation and the Operating Partnership each acknowledge that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Anthony Krug
Anthony Krug
Chief Financial Officer